Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Number 333-237507

HARBOR
Custom Development, Inc.

Our Dynamic Land Development Process Maximizes Real Estate Returns in Targeted U.S. Metro Regions

June 2020 INVESTOR PRESENTATION



LEGAL DISCLAIMER

This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding possible or assumed future results of operations, business strategies, development plans, clinical trial plans, regulatory activities, competitive position, potential growth opportunities, and the effects of competition are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause Harbor custom Development, Inc.'s (the "Company") actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "project," "estimate," or "potential" or the negative of these terms or other similar expressions. The forward –looking statements in this presentation are only predictions. The company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect the company's business, financial condition, and results of operations. These forward-looking states speak only as of the date of this presentation and are subject to a number of risks, uncertainties, and assumptions, some of which cannot be predicted or qualified and some of which are beyond the Company's control. The events and circumstances reflected in the Company's forward -looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that the Company may face. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

This presentation also contains estimates, projections, and other information concerning the Company's industry, the Company's business, and the markets for certain of the Company's products, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, market research, or other similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, form industry and general publications, and from government data and similar sources.

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement (including a prospectus) for the offering to which this presentation relates, but such registration has not been declared effective. Before you invest, you should read the prospectus in that registration statement, including the Risk Factors therein, and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc. Prospectus Department, 17 State Street, 22nd Floor, New York, New York, telephone: (877) 436-3673 or email: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.






Forward Looking Statements

This presentation may contain forward-looking statements, including information about management's view of Harbor Custom Development, Inc. ("the Company"), future expectations, plans and prospects, in particular, when used in the preceding discussion, the words "believes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements. Any statements made in this presentation other than those of historical fact, about an action, event or development, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause the results of the Company, its subsidiaries and concepts to be materially different than those expressed or implied in such statements. Unknown or unpredictable factors also could have material adverse effects on the Company's future results. The forward-looking statements included in this presentation are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company undertakes no obligation to update these statements after the date of this release, except as required by law, and also takes no obligation to update or correct information prepared by third parties that are not paid for by the Company.

Summary of Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks summarized below and described more fully along with other risks under "Risk Factors" and all of the information in our prospectus before investing in our common stock.

- Adverse changes in general economic conditions could reduce the demand for homes and land and, as a result, could have a material adverse effect on us.
- Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels for residential build-out.
- If homebuyers are not able to obtain suitable financing, our results of operations may decline.
- Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.
- Our operations performance is subject to risks associated within both the construction and real estate industries.
- Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.
- The extent to which the COVID-19 pandemic impacts our results and operations will depend on future developments that are highly uncertain and cannot be predicted.

Intellectual Property Disclosure

This presentation contains references to the Company's trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, appear without the R or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, the Company's rights or the rights of the applicable licensor to these trademarks and trade names. The company does not intend it's use or display of other companies' trade names or trademarks to imply a relationship with or endorsement of the Company by, any other companies.






Offering Summary

ISSUER	HARBOR CUSTOM DEVELOPMENT, INC
Expected Offering Size	**$15,000,000**
Expected Price Range	**$6.00 - $8.00**
Proposed Stock Symbol	**Nasdaq: HCDI**
Shares Offered	**2,142,857**
Over - Allotment Option	**15%**
Use of Proceeds	**Land acquisition and development, Purchase of land from Olympic Views, LLC, Installment purchase of land from Hardee Waterbridge Investments LLC, Director's and Officer's insurance, Debt reduction, and Working capital.**
Sole Book-Runner	**ThinkEquity, a division of Fordham Financial Management, Inc.**

ABOUT US

HARBOR
Custom Development, Inc.

We Develop Real Estate and Participate in Each Phase of the Land-to-Home Development Cycle

Our business model allows for the monetization of land at **4 Stages**:

1. **Sale of Permitted Raw Land**
2. **Sale of Developed Lots**
3. **Sale of Completed Single-Family Homes and Apartments**
4. **Conversion of Inventory to Rental Property**

Our Exit Points and Potential Profit Margins In The Development Cycle

OWNED AND ENTITLED LAND

Permitting and entitlements add the greatest value to acquired land. Sales of entitled land to downstream developers can produce:

50% - 100% +

Gross Margins

INFRASTRUCTURED OWNED LAND

Land developed from the preliminary approvals with roads, sidewalks, and utilities upon sale will typically generate:

25% - 40%

Gross Margins

SINGLE-FAMILY HOME SALES

Single family homes constructed on developed land and sold will typically generate:

15% - 20%

Gross Margins

SINGLE OR MULTI-FAMILY HOME RENTALS

Single-family and multi-family homes and apartments constructed on developed land and stabilized can generate:

7% - 10%

Annual Cash Flow on Equity

3.3 MILLION

Unit Home Shortage Across 29 States Reported by Freddie Mac in February 2020 Equals a

$1 TRILLION +

Market Opportunity

MARKET DILEMMA & OPPORTUNITY

The Market Needs Inventory to Fulfill Buyer Demand

Pierce County Market

"While new home listings in May were down more than 40 percent in Pierce County compared with last year, pending sales were only down about 16 percent compared with 2019. Homes under $500,000 are still in "extreme shortage" territory, with sales at "extreme frenzy," according to a separate report from John L. Scott Real Estate."

The News Tribune, June 6, 2020

Seattle Market

"Many potential sellers are staying out of the market due to anxiety about the future and fear of spreading the virus. That has further reduced what was already a tight inventory, pushing the number of new listings down about 67% from last year at this time."

Wall Street Journal, April 13th, 2020



WE BUY LAND

We begin with the evaluation of land's future value and acquiring it.



WE SELL OR RENT OUR PROPERTIES

We market our communities and sell or rent single or multi family homes and apartments.

ABOUT US

The HCD Business Model

Has three core investment values:

FIRST, a research-backed targeting methodology mitigates risk and exposure

SECOND, an adaptive development cycle allows us to generate revenue at four significant development stages

THIRD, flexibility that allows us to partner with or acquire local land developers, builders and property management companies



WE ENTITLE AND PERMIT

We expedite the approval of our land and home permits by working closely with local jurisdictions.



WE BUILD INFRASTRUCTURE

We build roads, sidewalks, and install water, sewer, and dry utilities with our heavy equipment.



WE CONSTRUCT HOMES AND APARTMENTS

We construct homes and apartments utilizing a local network of subcontractors.



FIRST INVESTMENT VALUE

Our Research-Backed Targeting Mitigates Risk and Exposure

We acquire land within 30 to 60-minute commutes to urban job corridors

- ✓ Greater land availability
- ✓ Lower acquisition cost
- ✓ Faster permitting process in cooperative jurisdictions

Following this criteria allows us to provide more affordable housing in shorter time-frames.

Our more detailed research-backed process allows us to mitigate investment risk by following strong economies in growth-markets.

Our Pre-Land Purchase Metro-Commuter Area Checklist

MACRO RESEARCH AND ASSESSMENT OF US METRO REGIONS	
Year-over-year population growth and ranks within the top 15 US metro regions for in migration	✓
Rated in the top 15 US Metro Regions for job growth/creation	✓
Location and infrastructure allows for major shipping and rail transportation hubs	✓
Diversified economy not reliant on one major employer	✓
Meets top 15 US metro regions for average household family income	✓
MICRO RESEARCH AND ASSESSMENT OF METRO AREA SUB-MARKETS PRE-LAND ACQUISITION	
Commutable to the core job market (30 to 60 minutes average)	✓
Area year-over-year housing price and rental market appreciation	✓
Location provides for easy access to freeways or other major commuter routes	✓
Provides natural amenity that differentiates the property from others – views or unique access points	✓
High-ranked school system (elementary - high school)	✓
High concentration of government employment (state capital and/or local, state offices or substantial US military presence)	✓

SECOND INVESTMENT VALUE

We Generate Consistent Revenue on an Annual Basis

Integrating the land-to-home development cycle **stages provides us:**

- ✓ Multiple exit points to monetize our real estate assets
- ✓ Product not limited to one specific buyer profile
- ✓ The ability to sell developed lot inventory to nationals

Our Existing and Potential Finished Lot Customers

LENNAR The Home of Everything's Included. | Toll Brothers | D·R·HORTON America's Builder | RICHMOND AMERICAN HOMES | CENTURY COMMUNITIES



HARBOR

$410,000 - $995,000

Our 2019 home sales ranged from $410,000 for first time buyers to $995,000 for luxury purchasers





THIRD INVESTMENT VALUE

Strategic Partnerships and Acquisition Opportunities

Our dynamic model is flexible and allows us to partner with or acquire companies that specialize in their local markets:

- ✓ Residential Builders
- ✓ General Contractors
- ✓ Land Developers
- ✓ Property Management Companies

Partnering keeps our cost structure low and leverages local market expertise

Acquiring local companies further reduces cost and generates topline revenue growth

We Are Established in Washington State
We Plan to Expand Nationally

Our Model and Methodology are Leverageable

HARBOR
Custom Development, Inc.

Seattle Metro Residential Real Estate Today

Strong seller's market

Extremely low inventory

Lowest 30-year mortgage interest rates ever recorded

Burgeoning economy with tech giants Amazon, Microsoft, Google and Facebook

THE WALL STREET JOURNAL.

Despite Stay-at-Home Order, Seattle's Real-Estate Market Continues to Show Up

Home buyers looking for a deal amid the coronavirus pandemic might be hard-pressed to find one.

By Nancy Keates · April 13, 2020

Bloomberg

U.S. 30-Year Mortgage Rates Tumble to a Record Low of 3.29%

By
Prashant Gopal
March 5, 2020, 7:00 AM PST *Updated on March 5, 2020, 8:00 AM PST*

Kitsap Sun

Essential workers keep Kitsap's real-estate market steady during COVID-19 pandemic

MARKET FOCUS

The Seattle Commuter Market

Current Harbor Custom Development Properties are Situated in Desirable Locations in our Target Markets:

Central Kitsap
North Mason
Pierce County



Silverdale
Bremerton
Bainbridge Island
Belfair
Allyn
Gig Harbor
Bangor
Seabeck
Erlands Point-Kitsap Lake
Seattle
Port Orchard
Burien
Vashon Island
Purdy
Maury Island
Artondale
Ruston

Follow the Jobs

Washington State's Major Employers

amazon · Microsoft · BOEING · Alaska Airlines · Expedia · T-Mobile

US News & World Report 2019 State Ranking

#1 Washington State

IMMEDIATE MARKET OPPORTUNITY

Kitsap County

LOCATION

30-minute commute (ferry ride) to downtown Seattle

AFFORDABILITY

Housing cost is 50% lower than similar size home in King County

KITSAP NAVAL SHIPYARD

Largest navy shipyard on the West Coast - employs approximately 40,000 full time defense and civilian support jobs

SUBURBAN LIVING

Residential communities with yards, good schools, and easy access to waterfront parks and recreation

18.1% INCREASE

In Kitsap County Home Prices Year-Over-Year (Feb 2019-2020)

Puget Sound Business Journal, March 2020

Our Portfolio of Completed and Pending Properties


BATTLE POINT
SOLD OUT


NEW BROOKLYN
SOLD OUT


SAYLOR VIEW ESTATES
SOLD OUT


PORT WASHINGTON PARK


SETTLER'S FIELD


VALLEY VIEW ESTATES


SOUNDVIEW ESTATES
COMING SOON


LAKELAND VILLAGE
COMING SOON



Growth Strategies

Acquire a fraction of the $1+ Trillion market opportunity by:

1. Increasing our footprint through acquisition of builder(s) and developers in our target markets
2. Complete purchase of 98 undeveloped lots in Bremerton, Washington
3. Complete installment purchase for 226 undeveloped lots in Myrtle Beach, SC
4. Acquire property in
   - Portland, OR (2020)
   - I-95 Corridor in Georgia (2021)
   - Denver, CO (2022)

OUR UNIQUE VALUE VS. PEERS

Peer Comparisons in Operations

COMPANY	SYMBOL	EXCHANGE	DEVELOPER / BUILDER	Acquires Land	Entitles Land	Constructs Infrastructure	Builds Homes	Develops Apartments	Manages Properties
Forestar Group	FOR	NYSE	Developer	✓	✓	✓			
Howard Hughes Corp	HHC	NASDAQ	Builder & Developer	✓	✓		✓		✓
Taylor Morrison Home Corporation	TMHC	NYSE	Builder & Developer	✓	✓		✓		✓
Stratus Properties	STRS	NASDAQ	Developer	✓	✓		✓		✓
Green Brick Partners, Inc.	GRBK	NASDAQ	Builder & Developer	✓	✓		✓		
Century Communities, Inc.	CCS	NYSE	Builder	✓	✓		✓		
M/I Homes, Inc.	MHO	NYSE	Builder	✓	✓		✓		
Hovnanian Enterprises, Inc.	HOV	NYSE	Builder	✓	✓		✓		
The New Home Company Inc.	NWHM	NYSE	Builder	✓	✓		✓		
Beazer Homes USA, Inc.	BZH	NYSE	Builder	✓	✓	✓	✓		
HARBOR Custom Development, Inc.	**Private**	**N/A**	**Builder & Developer**	✓	✓	✓	✓	✓	✓

Data presented in this table was compiled by the Harbor Custom Development Inc. team through an analysis of each company's website and other public communications.






Management Team

STERLING GRIFFIN, CEO and President

Mr. Griffin began his career at James S. Griffin Co. in January 1985 as a principal and Vice President of Marketing, where he focused on the syndication of apartment properties, raw land, and retirement home facilities in the Puget Sound region of Washington State. Beginning in June 1989, Mr. Griffin co-founded several businesses over a 12-year period, while actively self-employed as a real estate broker, investor, and developer. In January 2012, he became the Chief Operating Officer for Hudson Homes LLC, a Washington-based residential builder and developer focused on construction of upscale homes in Pierce and Kitsap Counties, where he was responsible for land acquisition, construction, marketing, and sales. In 2014, Mr. Griffin founded Harbor Custom Development, Inc. Mr. Griffin is a lifelong Washington resident who graduated from Colorado College with a BA in History in 1984.

RICHARD SCHMIDTKE, CFO

Mr. Schmidtke is the founder of Schmidtke & Associates, PLLC, a full-service accounting company he founded in August 2008. Mr. Schmidtke has 30 years of public accounting experience. Mr. Schmidtke has played an essential role in the success of numerous businesses in a wide range of industries including, tax planning, real estate, retail, and manufacturing. As a native of Tacoma, Washington, Mr. Schmidtke has established strong relationships in the community. His past and current involvement includes Trustee and Board Member of Tacoma Goodwill Foundation, past president of the Tacoma Goodwill, Trustee of the Tacoma Art Museum, board member of the Tacoma Community Redevelopment Authority Board, and Tacoma Lawn and Tennis Club. Mr. Schmidtke graduated from the University of Washington with a BA in Economics.

ANITA FRITZ, Vice President

Ms. Fritz has over 30 years of real estate construction and management experience. In May 1980, Ms. Fritz began her career in residential home building as a principal and co-owner of Steven L. Fritz Homes, Inc., along with her husband. Together, they designed and built many award winning, custom, high-end homes in Billings, Montana. In August 1997, Ms. Fritz and her family relocated to the Seattle area, where she continued her career in the industry with the Murray Franklyn Company, as a builder liaison, helping clients with the purchase and design of their homes. In May 2004, she joined DR Horton, as a design specialist, managing both the Pierce and Thurston County Design Centers, and assisting over 1,000 homebuyers. In April 2013, Ms. Fritz was retained by Freestone, Inc., as a Project Manager, assisting the President in the successful launch of six plats comprising over 1,100 homes, where she worked on plan creation, all design aspects, managing sales contracts, and closings.



Board of Directors

STERLING GRIFFIN, Director

RICHARD SCHMIDTKE, Director

LARRY SWETS, Director

Mr. Swets is an Independent Director for Harbor Custom Development, Inc. Mr. Swets founded Itasca Financial LLC, an advisory and investment firm, in 2005 and has served as its managing member since inception. Mr. Swets is also the founder and President of Itasca Golf Managers, Inc., a management services and advisory firm focused on the real estate and hospitality industries. Mr. Swets has served as a director and the Chief Executive Officer of Itasca Capital Ltd. (TSXV: ICL) since June 2016. Previously, he served as the Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) from July 2010 to September 2018, including as its President from July 2010 until March 2017. Prior to founding Itasca Financial LLC, Mr. Swets served as an insurance company executive and advisor, including the role of Director of Investments and Fixed Income Portfolio Manager for Kemper Insurance. Mr. Swets is also a member of the board of directors of 1347 Property Insurance Holdings, Inc. (Nasdaq: PIH), Limbach Holdings, Inc. (Nasdaq: LMB), Insurance Income Strategies Ltd., Alexian Brothers Foundation, and Unbounded Media Corporation. Previously, he served as a member of the board of directors of Kingsway Financial Services Inc. from September 2013 to December 2018, Atlas Financial Holdings, Inc. (Nasdaq: AFH) from December 2010 to January 2018, FMG Acquisition Corp. (Nasdaq: FMGQ) from May 2007 to September 2008, United Insurance Holdings Corp. from 2008 to March 2012, and Risk Enterprise Management Ltd. from November 2007 to May 2012. He is a member of the Young Presidents' Organization. Mr. Swets earned a master's degree in Finance from DePaul University in 1999 and a bachelor's degree from Valparaiso University in 1997. He also holds the Chartered Financial Analyst (CFA) designation.

ROBB KENYON, Director

Mr. Kenyon served as a Branch Manager and Partner at Seattle Mortgage Company from 1992 through 2004, and then again from 2010 through 2011, where he created, built, and maintained the largest branch in the 60-year history of Seattle Mortgage. He held various managerial positions at Bank of America Home Loans/Countrywide Home Loans from 2004 through 2010. Mr. Kenyon was the California Regional Director of the Home Loan Division of Sterling Savings from March 2011 through March 2012. He was the Director of Regional New Business Development for Cornerstone Home Lending from April 2012 through October 2013. Mr. Kenyon was the Director of Sales – Construction Loans for Builder's Capital from October 2013 to November 2018. In December 2018, Mr. Kenyon joined as partner with SoundEquity, a national real estate construction lender. He received his B.A. in Finance from Seattle University in 1987; graduated from the Aviation Officers Candidate School of the U.S. Navy in 1988; received a Certificate Degree in Construction Management from the University of Washington in 1995; and obtained the Certified New Home Sales Professional Designation from the National Association of Home Builders in 2004 and the Certified Mortgage Bankers Designation from the Mortgage Bankers Association in 2007. Mr. Kenyon is involved in several real estate industry organizations, including the Certified Mortgage Bankers Society, The Seattle Master Builders Association, and The New Home Council.

Income Statement

	Three Months Ended March 31,		Year Ended December 31,	
				(As restated)
	2020	2019	2019	2018
	(unaudited)		(audited)	
Consolidated Statements of Operations Data:				
Total revenue	$ 9,941,000	$ 4,266,500	$ 30,953,500	$ 5,730,300
Total costs of revenues	9,828,200	4,083,600	27,645,100	4,936,700
Gross margin	112,800	182,900	3,308,400	793,600
Selling and general administrative	1,029,400	855,100	3,466,800	2,765,900
Operating income (loss)	(916.600)	(672,200)	(158,400)	(1,972,300)
Other income (expense)	(87,100)	(49,100)	(279,200)	1,131,200
Income (loss) before tax expense	(1,003,700)	(721,300)	(437,600)	(841,100)
Income tax benefit (expense)	29,800)	(22,400)	634,600	(517,800)
Consolidated net income (loss)	$ (973,900)	$ (743,700)	$ 197,000	$ (1,358,900)
Income (loss) attributable to common shareholders	$ (752,000)	$ (795,700)	$ 235,600	$ (1,390,400)
Basic and diluted earnings (loss) per share	$ (0.21)	$ (0.23)	$ 0.07	$ (0.40)
EBITDA	(407,900)	(181,700)	1,513,900	129,600

Sales Growth (in $ Millions)



↑442%
$ 5.7 M
$ 30.9 M
2018
2019

Gross Margin Growth (in $ Millions)



↑371%
$0.7 M
$3.30 M
2018
2019

Balance Sheet

		March 31, 2020
ASSETS		
Real Estate	$	27,090,300
Property, Plant and Equipment, net		4,774,300
Right of Use Asset		1,069,000
Cash		501,400
Prepaid Expense		81,800
Accounts Receivable		2,800
Deferred Tax Asset		201,400
TOTAL ASSETS	**$**	**33,721,000**
LIABIITIES		
Construction loans, net of debt discount of $156,400	$	15,418,100
Construction loans – Related parties, Net of debt discount of $209,400		12,470,300
Equipment loans		3,280,500
Accounts payable and Accrued expenses		3,231,300
Operating Lease Liabilities		1,032,700
Finance Leases		375,100
Deferred Revenue		108,700
Due to Related party		3,100
TOTAL LIABIITIES	**$**	**35,919,800**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock, No Par 10,000,000 shares authorized and 0 issued and outstanding at March 31, 2020	$	-
Common Stock, No Par 50,000,000 shares authorized and 3,513,517 issued and outstanding at March 31, 2020		670,900
Additional Paid In Capital		119,100
Accumulated Deficit		(1,706,300)
Total Stockholders' Equity		(916,300)
Non-Controlling Interests		(1,282,500)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		(2,198,800)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	33,721,000

Pre-Offering Capitalization Table

Harbor Custom Development, Inc.	
Common Shares Outstanding*	3,584,511
Options (WAEP $0.65)	262,172
Warrants (WAEP $0.40)	22,524
Fully Diluted Shares Outstanding*	3,869,207

* Includes 70,994 Common Shares attributed to Related Party Debt Conversion of $496,956 at IPO Price

USE OF PROCEEDS

	Amount	Percentage
Net proceeds to us	$ 13,000,000	100 %
Use of proceeds:		
Land acquisition and development	$ 4,058,000	31 %
Purchase of land from Olympic Views, LLC	$ 3,430,000	26 %
Installment purchase of land from Hardee Waterbridge Investments LLC	2,500,000	19 %
Director's and Officer's Insurance	1,550,000	12 %
Debt reduction	$ 1,062,000	8 %
Working capital	$ 400,000	3 %
Total	$ 13,000,000	100 %



Investment Highlights

1. **SIGNIFICANT GROWTH IN REVENUES AND GROSS MARGIN**
   For the years ended 2018 and 2019 our revenues grew 442% from $5.7 Million to $30.9 Million and Gross Margin increased 371% from $0.7 Million to $3.3 Million.

2. **SEVERE SHORTAGE IN THE US HOUSING MARKET**
   The 3.3-Million-unit US housing shortage has created a 1+ Trillion Market Opportunity.

3. **RECORD LOW MORTGAGE INTEREST RATES**
   Current 30-year mortgage rates are under 3.5% providing significant support to the US housing industry.

4. **KITSAP COUNTY HOUSING MARKET UP 18.1%**
   As of 2/29/20 the average home price in our target market of Kitsap County, WA increased 18.1% year over year.

5. **COMPETITORS = POTENTIAL CUSTOMERS**
   We can sell finished lots to national public builders who are our competitors.

LENNAR The Home of Everything's Included. D·R·HORTON America's Builder Toll Brothers CENTURY COMMUNITIES RICHMOND AMERICAN HOMES

HARBOR Custom Development, Inc.

About Us | Our Communities | Available Homes | Gallery | News | Contact Us

VISIT US ONLINE



Greater Seattle Area New Home Communities
City
School Districts
Community
SORT BY: NAME
Battle Point
Bainbridge Island, WA
Price Range: $1,800,000 - $3,900,000
SQFT Range: 4,500 - 5,600
Bainbridge Island School District
VISIT COMMUNITY
SOLD OUT!
Lakeland Village
Allyn, WA
North Mason School District
VISIT COMMUNITY
COMING SOON!
New Brooklyn
SOLD OUT!

See Where We Have Opened Communities



Cascade
3 Beds
2.5 Baths
2,154 SQFT
2 Cars
Stories: 2
Adams
3 Beds
3.5 Baths
2,369 SQFT
2 Cars
Stories: 2
Aspen
3 Beds
2.5 Baths
2,593 SQFT
2 Cars
Stories: 3

Look at Home Models, Floor Plans and 360-Degree Views

Link to Drone Video

https://harborcustomhomes.com/video-gallery

Disclaimer: The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.




HARBOR
Custom Development, Inc.



OFFICES

Harbor Custom Development, Inc.
11505 Burnham Dr. Suite 301
Gig Harbor, WA 98332

MAIN (253) 649-0636

EXECUTIVE

Sterling Griffin
President and CEO

DIRECT (253) 686-3562
EMAIL sgriffin@harborcustomdev.com

www.harborcustomdev.com

APPENDIX

EBITDA Reconciliation

	Three Months Ended March 31,		Year Ended December 31,	
				(As Restated)
	2020	2019	2019	2018
Net loss	$ (973,900)	$ (743,700)	$ 197,000	$ (1,358,900)
Income tax expense (benefit)	(29,800)	22,400	(634,600)	517,800
Interest amortized to cost of homes closing	318,600	357,700	1,012,100	643,000
Interest expense	71,600	49,100	358,300	117,700
Depreciation and amortization	205,600	132,800	581,100	210,000
EBITDA	(407,900)	(181,700)	1,513,900	129,600